# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bioceres Crop Solutions Corp., CIK 0001769484
CUSIP: G1117K114
Title of class of securities: Ordinary Shares. $0.0001 par value per share
Address of issuer's principal executive offices: Ocampo 210 bis Predio CCT, Rosario, Santa Fe, Argentina (C1), 00000
Date of event which requires filing of this statement: 07/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001940992

## Reporting persons
- DRACO I LATAM SPC LTD: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Virgin Islands British (D8); member of a group; sole voting power 0; shared voting power 6,125,000; sole dispositive power 0; shared dispositive power 6,125,000; aggregate amount beneficially owned 6,125,000 (9.7% of the class)
- DRACO Capital Investment Management Company Ltd: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Virgin Islands British (D8); member of a group; sole voting power 0; shared voting power 6,125,000; sole dispositive power 0; shared dispositive power 6,125,000; aggregate amount beneficially owned 6,125,000 (9.7% of the class)
- DRACO I EVENT OPPORTUNITY SEGREGATED PORTFOLIO: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Virgin Islands British (D8); member of a group; sole voting power 0; shared voting power 6,125,000; sole dispositive power 0; shared dispositive power 6,125,000; aggregate amount beneficially owned 6,125,000 (9.7% of the class)

## Item 1. Issuer
Name of issuer: Bioceres Crop Solutions Corp.
Address of issuer's principal executive offices: Ocampo 210 bis Predio CCT Rosario, Santa Fe, Argentina

## Item 2. Person Filing
Name of person filing:
DRACO I LATAM SPC LTD
DRACO Capital Investment Management Company Ltd
DRACO I EVENT OPPORTUNITY SEGREGATED PORTFOLIO
Address of principal business office or, if none, residence:
DRACO I LATAM SPC LTD
3076 Sir Francis Drake's Highway
PO Box 3463
Road Town, Tortola
British Virgin Islands

DRACO Capital Investment Management Company Ltd
3076 Sir Francis Drake's Highway
PO Box 3463
Road Town, Tortola
British Virgin Islands

DRACO I EVENT OPPORTUNITY SEGREGATED PORTFOLIO
3076 Sir Francis Drake's Highway
PO Box 3463
Road Town, Tortola
British Virgin Islands
Citizenship:
DRACO I LATAM SPC LTD - British Virgin Islands
DRACO Capital Investment Management Company Ltd - British Virgin Islands
DRACO I EVENT OPPORTUNITY SEGREGATED PORTFOLIO - British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
DRACO I LATAM SPC LTD - 6,125,000
DRACO Capital Investment Management Company Ltd - 6,125,000
DRACO I EVENT OPPORTUNITY SEGREGATED PORTFOLIO - 6,125,000
Percent of class:
DRACO I LATAM SPC LTD - 9.7%
DRACO Capital Investment Management Company Ltd - 9.7%
DRACO I EVENT OPPORTUNITY SEGREGATED PORTFOLIO - 9.7%

The percentages set forth in this 13G are calculated based upon 62,848,483 Ordinary Shares outstanding, as reported by the Issuer in its annual report on Form 20-F filed with the SEC on October 30, 2024 (File No. 001-38836) (the "Issuer 20-F").
Sole power to vote or to direct the vote:
DRACO I LATAM SPC LTD - 0
DRACO Capital Investment Management Company Ltd - 0
DRACO I EVENT OPPORTUNITY SEGREGATED PORTFOLIO - 0
Shared power to vote or to direct the vote:
DRACO I LATAM SPC LTD - 6,125,000
DRACO Capital Investment Management Company Ltd - 6,125,000
DRACO I EVENT OPPORTUNITY SEGREGATED PORTFOLIO - 6,125,000
Sole power to dispose or to direct the disposition:
DRACO I LATAM SPC LTD - 0
DRACO Capital Investment Management Company Ltd - 0
DRACO I EVENT OPPORTUNITY SEGREGATED PORTFOLIO - 0
Shared power to dispose or to direct the disposition:
DRACO I LATAM SPC LTD - 6,125,000
DRACO Capital Investment Management Company Ltd - 6,125,000
DRACO I EVENT OPPORTUNITY SEGREGATED PORTFOLIO - 6,125,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.2 attached hereto.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
A Agreement

B Members of the group

## Signatures
- DRACO I LATAM SPC LTD: /s/ Analia Moreda Salomon, Analia Moreda Salomon, Director (08/04/2025)
- DRACO Capital Investment Management Company Ltd: /s/ Analia Moreda Salomon, Analia Moreda Salomon, Director (08/04/2025)
- DRACO I EVENT OPPORTUNITY SEGREGATED PORTFOLIO: /s/ Analia Moreda Salomon, Analia Moreda Salomon, Director (08/04/2025)